SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                             FORM 15


     Certification and Notice of Termination of Registration under
Section 12 of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                  Commission File Number 1-7836

                       SAGE ENERGY COMPANY
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     (Exact name of registrant as specified in its charter)

                 10101 Reunion Place, Suite 800
                    San Antonio, Texas 78216
                         (210) 340-2288
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


       8-1/2% Convertible Subordinated Debentures Due 2005
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    (Title of each class of securities covered by this form)

                              None
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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [  ]      Rule 12h-3(b)(1)(ii)     [  ]
     Rule 12g-4(a)(1)(ii)     [  ]      Rule 12h-3(b)(2)(i)      [  ]
     Rule 12g-4(a)(2)(i)      [  ]      Rule 12h-3(b)(2)(ii)     [  ]
     Rule 12g-4(a)(2)(ii)     [  ]      Rule 15d-6               [  ]
     Rule 12h-3(b)(1)(i)      [X](1)
____________________
(1) Effective June 30, 1997, the Registrant's 8-1/2% Convertible Subordinated Debentures Due 2005 (the "Debentures") were redeemed, in full, at the par value thereof, pursuant to the terms of the Indenture authorizing such Debentures. The Debentures were previously listed on the American Stock Exchange under the symbol "SAG.A." The Debentures are no longer convertible into any security (including any equity security) of the Registrant. As a result, Rule 12g-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is inapplicable. Furthermore, pursuant to Rule 12h-3(b)(3) under the Exchange Act, the duty to file reports under Section 15(d) has been suspended immediately upon filing this Form 15.

     Approximate number of holders of record as of the
certification or notice date:           None
                              -----------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Sage Energy Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  July 1, 1997           BY:  /s/ Stanley A. Paris
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                                   Stanley A. Paris, Jr.
                                   Vice President-Finance


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.